Item 77D - 	Deutsche U.S. Multi-Factor Fund (a
series of Deutsche Institutional
Funds) (the "Fund")

Effective September 26, 2017, the Fund's principal investment strategy was amended to include the following:

The fund may also invest in affiliated exchange-traded funds (ETFs). The fund may invest up to 5% of net assets in ETFs, including shares of Deutsche X-trackers Russell 1000 Comprehensive
Factor ETF, which invests primarily in equity securities issued by US companies. Deutsche X-trackers Russell 1000 Comprehensive Factor ETF is a series of DBX ETF Trust, which is managed by DBX Advisors LLC. Deutsche Investment
Management Americas Inc. and DBX Advisors
LLC are subsidiaries of Deutsche Bank AG.